SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn: Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Peter R. Sternberg, Esq.

Orrick, Herrington & Sutcliffe, LLP

51 West 52nd Street

New York, NY  10019-6142

212-506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person: Paolo Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 822,815

	8	Shared Voting Power: 1,654,893

	9	Sole Dispositive Power: 822,815

	10	Shared Dispositive Power: 1,654,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,477,708

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
4.3% (based on 57,847,367 shares of Common Stock outstanding as of March 5, 2012, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 15, 2012).

14	Type of Reporting Person: IN

1	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
0% (based on 57,847,367 shares of Common Stock outstanding as of March 5, 2012, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 15, 2012).

14	Type of Reporting Person: CO

1	Name of Reporting Person: Defiante Farmaceutica S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
0% (based on 57,847,367 shares of Common Stock outstanding as of March 5, 2012, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 15, 2012).

14	Type of Reporting Person: CO

This Amendment No. 5 relates to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 16, 2008, by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A., Defiante Farmaceutica S.A., Aptafin S.p.A. and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 2, 2009, Amendment No. 2 filed on March 31, 2009, Amendment No. 3 filed on July 13, 2010 (pursuant to which Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA ceased to be a Reporting Person and Sinaf S.A. became a Reporting Person) and Amendment No. 4 filed on July 18, 2011 (pursuant to which the Reporting Persons ceased to act together as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and Claudio Cavazza, Aptafin S.p.A. and Sinaf S.A. ceased to be Reporting Persons) (collectively, the “Schedule 13D”).  For purposes of this Schedule 13D, Paolo Cavazza, Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”) and Defiante Farmaceutica S.A. (“Defiante”) are collectively referred to as the “Reporting Persons.”

As a result of the transactions reported in Item 4 of this Schedule 13D below, the Reporting Persons beneficially own less than 5% of the outstanding Common Stock of the Issuer and, accordingly, this is an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Issuer filed (i) a shelf registration statement on Form S-3 dated March 15, 2012, as amended by Post-Effective Amendment No. 1 dated April 20, 2012, and (ii) a prospectus supplement dated April 30, 2012 (the “Prospectus Supplement”), with the U.S. Securities and Exchange Commission (the “SEC”) for the resale of up to 9,458,646 shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons (the “Shares”).  On April 30, 2012, Defiante agreed to sell 6,328,469 of the Shares to certain institutional investors in privately negotiated transactions at a price per share of $5.25.  In addition, on April 30, 2012, the Issuer agreed to repurchase directly from Defiante, Aptafin S.p.A. and Sinaf S.A. 252,469, 252,469 and 147,531 of the Shares, respectively, at a price per share of $5.25 pursuant to the terms of the Issuer’s previously announced stock repurchase plan.  Paolo Cavazza was the indirect beneficial owner of the Shares sold by Aptafin S.p.A. and Sinaf S.A. pursuant to the stock repurchase plan.  In connection with the foregoing dispositions by the Reporting Persons of an aggregate of 6,980,938 shares (the “April Dispositions”), Defiante, Paolo Cavazza, Aptafin S.p.A. and Sinaf S.A. have agreed with the Issuer (a) not to otherwise dispose of the Issuer’s Common Stock for a period commencing on April 30, 2012 and ending on July 29, 2012 (the “First Lock-Up Period”) without the prior written consent of the Issuer and (b) thereafter, not to dispose of more than 1,000,000 shares of the Issuer’s Common Stock during the period commencing at the end of the First Lock-Up Period and ending on October 27, 2012 without the prior written consent of the Issuer, in each case subject to exceptions for (a) block trades, defined as privately negotiated transactions executed apart and away from the Nasdaq market and (b) certain transfers among such parties or between such parties and their affiliates (such agreement, the “Lock-Up Agreement”).

The shares of the Issuer’s Common Stock held by the Reporting Persons following the April Dispositions (the “Retained Shares”) shall be held by the Reporting Persons for investment purposes.  Depending on various factors, including the price levels of the securities of the Issuer, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Retained Shares as they deem appropriate, including, without limitation, but subject to the Lock-Up Agreement, (i) selling from time to time some or all of the Retained Shares and/or (ii) otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.  Subject to the terms of the Lock-Up Agreement, the Reporting Persons intend from time to time, subject to market conditions, to discuss with potential underwriters, broker-dealers and others the possibility of an opportunistic disposition of some or all of the Retained Shares in an underwritten offering, a block trade or other sales.

Except as set forth herein or as would occur upon completion of any of the actions described herein, the Reporting Persons have no definite plans or proposals that relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, following the April Dispositions, Paolo Cavazza may be deemed to be the beneficial owner of 2,477,708 shares of Common Stock of the Issuer, which constitutes approximately 4.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or to direct the vote is 822,815.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or to direct the vote is 1,654,893.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or to direct the disposition is 822,815.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or to direct the disposition is 1,654,893.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, following the April Dispositions, Sigma-Tau may be deemed to be the beneficial owner of zero shares of Common Stock of the Issuer, which constitutes 0% of the Common Stock outstanding.  The number of shares of Common Stock as to which Sigma-Tau has the sole power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau shares the power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau has the sole power to dispose or to direct the disposition is zero.  The number of shares of Common Stock as to which Sigma-Tau shares the power to dispose or to direct the disposition is zero.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, following the April Dispositions, Defiante may be deemed to be the beneficial owner of zero shares of Common Stock of the Issuer, which constitutes 0% of the Common Stock outstanding.  The number of shares of Common Stock as to which Defiante has the sole power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Defiante shares the power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Defiante has the sole power to dispose or to direct the disposition is zero.  The number of shares of

Common Stock as to which Defiante shares the power to dispose or to direct the disposition is zero.

Percentage interest calculations for the Reporting Persons are based upon the Issuer having 57,847,367 shares of Common Stock outstanding as of March 5, 2012, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 15, 2012.

(c)  The information set forth in the first paragraph of Item 4 of this Schedule 13D above is hereby incorporated by reference in response to this Item 5(c).

(d)  Not applicable.

(e)  The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer on April 30, 2012 and are no longer Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

In connection with the filing of the Prospectus Supplement, Defiante, Paolo Cavazza, Aptafin S.p.A. and Sinaf S.A. entered into a Letter Agreement with the Issuer, dated April 30, 2012, pursuant to which they agreed to reimburse the Issuer for certain expenses relating to such registration for resale and entered into the Lock-Up Agreement.  Pursuant to such Letter Agreement, Defiante, Paolo Cavazza, Aptafin S.p.A. and Sinaf S.A. also agreed to indemnify the Issuer for any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from certain filings made by the Issuer with the SEC in connection with the April Dispositions if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer or its representatives by or on behalf of the Reporting Persons specifically for use in such filings.  The foregoing summary of the Letter Agreement is qualified by reference to the text of the Letter Agreement, which is incorporated in its entirety herein by reference.

In addition, in connection with the sale of 6,328,469 shares of the Issuer’s Common Stock to certain institutional investors, Defiante entered into an Engagement Letter with Jefferies & Company, Inc. (“Jefferies”), dated April 30, 2012, pursuant to which Jefferies agreed to serve as placement agent for those shares.  The foregoing summary of the Engagement Letter is qualified by reference to the text of the Engagement Letter, which is incorporated in its entirety herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 22               Letter Agreement, dated April 30, 2012, by and between Defiante, Paolo Cavazza, Aptafin S.p.A. and Sinaf S.A., on the one hand, and the Issuer, on the other hand.

Exhibit 23               Engagement Letter, dated April 30, 2012, by and between Defiante and Jefferies.

[Signature page to follow]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 2, 2012

PAOLO CAVAZZA

By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact